

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Ms. Laura W. Doerre
Executive Vice President, General Counsel
JELD-WEN Holding, Inc.
440 S. Church Street, Suite 400
Charlotte, NC 28202

> **Re: JELD-WEN Holding, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 13, 2016**
> **File No. 333-211761**

Dear Ms. Doerre:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>General</u>

1.   It appears from your disclosure in footnote (2) to the Summary Consolidated Financial Data table that you intend to include pro forma EPS in the notes to the financial statements to reflect the share recapitalization. Please also consider including pro forma EPS on the face of the historical financial statements in addition to historical EPS as the share recapitalization will likely result in a material change to your capital structure. The pro forma EPS information should be presented for the most recent fiscal year and the most recent interim period. This applies to all portions of the filing where pro forma EPS information is provided.

Certain Relationships and Related Party Transactions, Page 141

2.   We note from your disclosure on page 143 that in August 2016, you paid an aggregate of
        $23.7 million in cash to Onex and other investors to settle all existing claims under the
        provision of the stock purchase agreements. Please provide more insight into the nature
        of these claims and how the settlement is accounted for. In addition, please tell us what
        consideration you gave to including disclosure related to this settlement in the subsequent
        events footnote.

Notes to Financial Statements

Note 19 – Income Taxes, Page F-29

3.   We note your response to comment 5 in our letter dated August 10, 2016 and your
        revised disclosure on page 75. Please help us understand how the application of the
        exception provided in ASC 740-20-45-7 is reflected in your tax rate reconciliation table
        on page F-30.

4.   Please expand your disclosure to provide more insight into the facts and circumstances
        that caused management to change existing valuation allowances by $(24) million and
        $71 million in 2015 and 2014, respectively.

Note 10 – Income Taxes, Page F-80

5.   We note that you released a $30.0 million valuation allowance in the UK during the
        second quarter of 2016 due to improved profitability in Europe. Please provide an
        analysis of the material positive and negative factors that you considered when arriving at
        your conclusion about the realizability of your deferred tax assets, including the
        magnitude and duration of profitability in the UK.

        You may contact SiSi Cheng (Staff Accountant) at 202-551-5004 or Melissa Rocha
(SACA) at 202-551-3854 if you have questions regarding comments on the financial statements
and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-
551-3397 with any other questions.

                                                Sincerely,

                                                /s/ Jay Ingram

                                                Jay Ingram
                                                Legal Branch Chief
                                                Office of Manufacturing and
                                                Construction

cc: Mark Hayek
          Fried, Frank, Harris, Shriver & Jacobson LLP